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Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends
(In thousands, except ratios)

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Income (loss) before income taxes	$(587,728)	$(72,964)	$314,880	$(1,380,378)	$(67,066)	$5,399	$3,412
Adjustments:
Equity investment (income) loss	(6)	(831)	(617)	(97)	(373)	—	—
Interest capitalized	(24,741)	(46,816)	(168,897)	(203,993)	(53,492)	—	—

Income (loss) before income taxes, as adjusted	$(612,475)	$(120,611)	$145,366	$(1,584,468)	$(120,931)	$5,399	$3,412
Fixed charges	84,405	79,275	320,403	262,046	86,589	17,808	23,087

Total earnings	$(528,070)	$(41,336)	$465,769	$(1,322,422)	$(34,342)	$23,207	$26,499

Fixed charges:
Interest expense and amortization of finance costs	$83,740	$78,654	$317,732	$259,159	$85,372	$17,373	$22,655
Rental expense representative of interest factor	665	621	2,671	2,887	1,217	435	432

Total fixed charges	$84,405	$79,275	$320,403	$262,046	$86,589	$17,808	$23,087

Ratio of earnings to fixed charges	— (1)	— (3)	1.5	— (5)	— (6)	1.3	1.1

Total fixed charges	$84,405	$79,275	$320,403	$262,046	$86,589	$17,808	$23,087
Pre-tax preferred dividend requirements	13,554	4,959	32,902	12,132	110,075	—	—

Total fixed charges plus preference dividends	$97,959	$84,234	$353,305	$274,178	$196,664	$17,808	$23,087

Ratio of earnings to combined fixed charges and preference dividends	— (2)	— (4)	1.3	— (5)	— (7)	1.3	1.1

(1)
Due to the Company's "Loss before income taxes, as adjusted" for the three months ended March 31, 2015, the ratio coverage was less than 1:1. The Company must generate additional earnings of $612.5 million to achieve a coverage ratio of 1:1.

(2)
Due to the Company's "Loss before income taxes, as adjusted" for the three months ended March 31, 2015, the ratio coverage was less than 1:1. The Company must generate additional earnings of $626.0 million to achieve a coverage ratio of 1:1.

(3)
Due to the Company's "Loss before income taxes, as adjusted" for the three months ended March 31, 2014, the ratio coverage was less than 1:1. The Company must generate additional earnings of $120.6 million to achieve a coverage ratio of 1:1.

(4)
Due to the Company's "Loss before income taxes, as adjusted" for the three months ended March 31, 2014, the ratio coverage was less than 1:1. The Company must generate additional earnings of $125.6 million to achieve a coverage ratio of 1:1.

(5)
Due to the Company's "Loss before income taxes, as adjusted" in 2013, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.6 billion to achieve a coverage ratio of 1:1.

(6)
Due to the Company's "Loss before income taxes, as adjusted" in 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $120.9 million to achieve a coverage ratio of 1:1.

(7)
Due to the Company's "Loss before income taxes, as adjusted" in 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $231.0 million to achieve a coverage ratio of 1:1.

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  Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends (In thousands, except ratios)